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July 28, 2017	Sarah Clinton T +1 617 951 7375 F +1 617 235 7312 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jay Williamson

Re:	Blackstone Alternative Investment Funds (File Nos. 811-22743 and 333-185238) (the “Registrant” or the “Trust”)

Ladies and Gentlemen:

On June 22, 2017, Mr. Jay Williamson (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and Teo Larsson-Sax of Ropes & Gray LLP, counsel to the Trust, in connection with the Staff’s review of Post-Effective Amendment No. 22 under the Securities Act of 1933, as amended, and Amendment No. 26 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed on May 30, 2017, relating to Blackstone Alternative Multi-Strategy Fund (the “Fund”), a series of the Trust.

The Staff Reviewer requested that the Registrant’s responses be provided in writing via EDGAR correspondence. To that end, the Staff’s comments, together with the Registrant’s responses thereto, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Trust’s Registration Statement. Where the Registrant’s responses contemplate revisions to the language in the Trust’s Registration Statement, draft language has been included with the Registrant’s responses.

1.	The Staff notes the “Proprietary Investment Strategy Risk” disclosure in the “Principal Investment Risks” section of the Fund’s prospectus, which provides in pertinent part that “[m]anagers may use proprietary or licensed investment strategies, as well as risk management, optimization and execution techniques, that, while implemented in accordance with the Fund’s investment objective, policies and restrictions, are based on considerations and factors that are not fully disclosed to the Board of Trustees or the Adviser.” In light of this disclosure, please:

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a.	Supplementally describe the situations that this disclosure is designed to address and explain why this language has been revised from the language contained in the currently effective Registration Statement.

b.	Supplementally confirm whether the Board of Trustees (the “Board”) or the Adviser is aware of any instances where any Sub-Adviser intentionally provided less than full disclosure to the Board or the Adviser, and explain the circumstances surrounding any such situations. This explanation may include references to discussions among the parties involved as to the following:

i.	The sorts of information that would not be provided by the Sub-Adviser to the Board or the Adviser;

ii.	Who initiated discussions regarding situations where the Sub-Adviser would provide less than full disclosure;

iii.	An explanation as to why certain information would not be provided to the Board or the Adviser; and

iv.	How the Adviser and the Board consider the absence of full disclosure by a Sub-Adviser.

c.	Supplementally explain the impact of the absence of full disclosure on the Adviser’s due diligence process, including how the Adviser determined that the missing information was not necessary.

d.	Supplementally discuss why any absence of full disclosure from a Sub-Adviser to the Board or the Adviser did not undermine the Board approval process required by Section 15(c) of the 1940 Act, including a discussion of how the Board determined that omitted information would not reasonably be necessary.

Response: The Registrant has reviewed the “Proprietary Investment Strategy Risk” disclosure and has determined that it is not a principal risk factor associated with an investment in the Registrant and, therefore, the Registrant has removed the disclosure from the Prospectus.

The Registrant submits that the above-referenced language was intended to address Managers’ potential sensitivities regarding the disclosure of proprietary information associated with their strategies that may allow others to reverse engineer the investment process. The language was previously revised from the currently effective Registration Statement to confirm that the Sub-Advisers’ strategies and techniques, whether proprietary or not, are implemented in a manner consistent with the Fund’s investment objectives, policies, and restrictions.

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The Registrant submits that, in general, there may be times when a Sub-Adviser provides information to the Board or the Adviser (for example, in responding to the Board’s Section 15(c) information request or in discussions with the Adviser in connection with the Adviser’s due diligence and oversight processes) without disclosing proprietary details regarding the Sub-Adviser’s strategies and techniques. With respect to Sub-Advisers that rely on quantitative or mathematical strategies, this could include specific details regarding the coding, data, and algorithms underlying their models. With respect to Sub-Advisers that rely on qualitative strategies, this could include specific details regarding the research and due diligence underlying their analysis. The Registrant believes that a Sub-Adviser may elect not to disclose such details for reasons that may include, among others, the protection of its proprietary systems and models and compliance with confidentiality restrictions in license agreements. The Registrant submits that the proprietary information that is not provided typically relates to the specific implementation of a Sub-Adviser’s investment strategy, and that it is possible to assess a Sub-Adviser’s investment strategy without obtaining sufficiently detailed proprietary information so as to allow replication or reverse-engineering of the investment strategy. Despite the occasional absence of proprietary information about a Sub-Adviser’s strategy or techniques, the Registrant submits that both the Adviser, in conducting its due diligence with respect to the Sub-Advisers’ investment capabilities, and the Board, in connection with its consideration of the terms of the sub-advisory agreements under Section 15(c), are able to evaluate each Sub-Adviser based on a comprehensive consideration of all relevant information provided, and that the information provided is sufficient for drawing conclusions about the advisability of retaining the Sub-Adviser.

2.	The Staff notes the revised disclosure in the “Shareholder Information—Redemption of Shares” section of the Fund’s prospectus, which provides that “[t]he Fund may make redemption payments to different shareholders at different times for redemption requests received on the same day.” Please supplementally describe the purpose of this disclosure and the circumstances under which the Fund would make redemption payments at different times for redemption requests received on the same day. In addition, please supplementally explain why this is not a discriminatory provision creating a class of senior security under Section 18 of the 1940 Act.

Response: The Registrant included the above-referenced disclosure in the “Shareholder Information—Redemption of Shares” section of the Fund’s prospectus in response to Item 11(c)(7) of Form N-1A, as revised in connection with the SEC’s “Investment Company Liquidity Risk Management Programs” rule (the “Risk Management Rule”). This disclosure indicates that the number of days in which a shareholder may receive redemption proceeds may differ depending upon the intermediary (if any) through which the shareholder

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invested. Although the Fund typically expects to process redemption payments the next business day following the day on which the redemption order is received, if a shareholder redeems shares held through certain intermediaries, the Fund typically expects to send payment within three business days following the day on which the redemption order is received. The Registrant submits that this difference in the timing of receipt of payment is driven by the financial intermediaries (some have T+1 payment arrangements and others have T+3 payment arrangements), not the Fund, and the Fund processes each redemption order received in proper form based on the NAV next calculated and stands ready to make redemption payments according to reasonable payment instructions. With respect to Section 18 of the 1940 Act, the Registrant submits that it is not prioritizing the distribution of assets by sending redemption proceeds in accordance with the timing instructions provided by intermediaries and, therefore, the Fund is not creating any class of senior security.

In consideration of this comment, the Registrant has clarified the disclosure by removing the above-referenced sentence and modifying a sentence earlier in the same paragraph to state that:

“The Fund typically expects to process redemption payments the next business day following the day on which the redemption order is received in proper form, regardless of the method the Fund uses to make such payment (e.g., by check, wire, or automated clearing house), although if shares are held through certain financial intermediaries, the Fund typically expects to send payment within three business days following the day on which the redemption order is received in proper form.” (emphasis added)

3.	Also with respect to the “Shareholder Information—Redemption of Shares” section of the Fund’s prospectus, please note that the compliance date associated with the revisions to Form N-1A contained in the SEC’s “Investment Company Liquidity Risk Management Programs” rule (the “Risk Management Rule”) is June 1, 2017. Please update the prospectus disclosure as necessary.

Response: In consideration of the Risk Management Rule, the Registrant has revised the last two sentences in the second paragraph of the “Shareholder Information—Redemption of Shares” section. The paragraph now states that:

“Shares will be redeemed at the NAV next calculated after an order is received in proper form by the Fund, the Distributor, or an authorized broker-dealer or financial intermediary. The Fund typically expects to process redemption payments the next business day following the day on which the redemption order is received in proper form, regardless of the method the Fund uses to make such payment (e.g., by check, wire, or automated clearing house), although if shares are held through certain financial intermediaries, the Fund typically expects to send payment within three business days following the day on which the redemption order is received in proper form. The Fund, however, may take up to seven days to pay the redemption proceeds, particularly if making immediate payment

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would adversely affect the Fund or class of shares of the Fund. Under unusual circumstances, the Fund may suspend redemptions or postpone payment for more than seven days, as permitted by federal securities law.”

In addition, the Registrant has added the following disclosure to the third paragraph of the “Shareholder Information— Redemption of Shares” section:

“Under normal circumstances, the Fund typically expects to use cash (i.e., holdings of cash and cash equivalents or proceeds from the sale of portfolio assets) for redemption payments. The Fund maintains a line of credit that it also may use to satisfy redemption payments.”

“The Fund is more likely to make In Kind Redemptions or utilize its line of credit during times of deteriorating market conditions or market stress or in cases where a significant portion of the Fund’s portfolio is comprised of less-liquid securities.”

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If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7375.

Sincerely,

/s/ Sarah Clinton
Sarah Clinton

cc:	Kevin Michel, Esq., Blackstone Alternative Asset Management L.P.

James E. Thomas, Esq., Ropes & Gray LLP